NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2987 F: 202.689.2860 nelsonmullins.com

November 21, 2023

Via EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:
Cindy Polynice
Tim Buchmiller

Re:	Semper Paratus Acquisition Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed October 23, 2023
File No. 333-274519

Dear Ms. Polynice and Mr. Buchmiller:

On behalf of Semper Paratus Acquisition Corporation. (the “Company”), we are hereby responding to the letter dated November 7, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s First Amendment to the Registration Statement on Form S-4 filed on October 23, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-4

What equity stake will current Semper Paratus shareholders and current equityholders of Tevogen hold in New Tevogen..., page 15

1. As requested by prior comment 4, please revise the table to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. We note, for example, the Tevogen Convertible Notes will be assumed by Semper Paratus and will convert into shares of New Tevogen Common Stock on the Closing Date. Once you have included all possible sources of dilution, please ensure the percentages in your table are reconcilable to your other disclosure regarding the share ownership percentages in New Tevogen such as the percentages disclosed in the second paragraph on page iii.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 16 of the Amended Registration Statement and has ensured that the other disclosures regarding the share ownership percentages in New Tevogen are reconcilable to the extent applicable.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | ILLINOIS | MARYLAND | MASSACHUSETTS | MINNESOTA NEW YORK | NORTH CAROLINA | OHIO | PENNSYLVANIA | SOUTH CAROLINA | TENNESSEE | TEXAS | VIRGINIA | WEST VIRGINIA

2. Please revise to clarify if the source of the RSUs disclosed in footnote 7 to the table is the restricted stock units being awarded to Dr. Saadi as disclosed in the third bullet point on page 50 or otherwise include these in the table.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 16 of the Amended Registration Statement in response to the Staff’s comment.

3. As requested by prior comment 5, revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 16, 26, 45, 154, 219, 220, 225, and 228 of the Amended Registration Statement to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in its sensitivity analyses. The Company also advises the Staff that the Company has revised its disclosure on pages 16, 45, and 154 to further clarify that the Reduced Deferred Fee is payable only in the form of 500,000 shares of the common equity securities of the entity that survives the Transaction and that therefore the payment of the Reduced Deferred Fee will have no effect on the amount of cash in the Trust Account.

Background of the Business Combination, page 157

4. We note your response to our prior comment 13 and reissue. Please revise this section to disclose why Semper Paratus modified its valuation and how it factored the valuation report into its analysis. With regard to your disclosure that Semper reviewed Tevogen’s valuation which was for purposes of Section 409A of the Internal Revenue Code, please explain the purpose of that valuation report and why Semper found that valuation report useful for its valuation purposes with respect to the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on pages 158 and 159 of the Amended Registration Statement.

Projected Financial Information, page 168

5. Please address the following related to your projected financial information:

●	Revise to provide a probability adjusted projection to balance your current disclosure. In this regard, we note that in respond to our prior comment 14, you disclosed on page 164 that Mentor adjusted Tevogen’s forecast for the probability of clinical success from Phase 2 through final FDA approval, which resulted in a combined success rate of 22.8%.

Response: The Company acknowledges the Staff’s comment and advises the Staff that when calculating the combined success rate of 22.8%, Mentor adjusted Tevogen’s forecast for the probability of clinical success from Phase 2 through final FDA approval. For infectious diseases, the probability of transition from Phase 2 to Phase 3 is 38.4%, from Phase 3 to New Drug Application/BLA the probability is 64%, and from New Drug Application/BLA to Approval the probability is 92.9%. The product of these three probabilities is 22.8%. This disclosure is included in the section “Business Combination Proposal — Opinion of Financial Advisor to Semper Paratus — DCF Analysis” on page 164 of the Amended Registration Statement. The table on page 168 of the Amended Registration Statement is the result of the application of this combined success rate to the projected revenue and expenses from 2025 through the end of the discrete forecast period in 2029. The Company has supplemented its disclosure on page 168 to clarify that the table on page 168 includes the probability adjusted projections as described in the section titled “— DCF Analysis.”

●	Explain to us why you present the projections starting with the launch year 2025 without also presenting the costs expected to be invested in the business in the years leading up to FDA approval. Revise to properly balance your presentation or specifically explain how you determined omitting such expected and necessary costs to achieve commercialization is not prohibitively unbalanced.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the projections presented on page 168 of the Amended Registration Statement to include the operating budget for the 24 months prior to the launch year.

●	We note on page 167 that the projections for Tevogen’s business are based on established trends, taking into account organizational costs of developing TVGN 489 and the likelihood that Tevogen has another approved product on the market in the next three years. Revise to clarify whether you are referring to the Long COVID treatment or, if not, what the other products are to which you are referring.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 167 of the Amended Registration Statement.

●	Revise to disclose more prominently the limitations on the usefulness of the projections given there is no guarantee that the products will achieve FDA approval or commercialization, and the inherent inaccuracy of any estimates of costs to be incurred to achieve regulatory approval.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 166 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2022

Pro forma weighted average shares outstanding, page 225

6. We note your response to our prior comment 25 and the revisions made related to the potentially dilutive equity instruments. However, considering the 10% significant potential dilution effect, please revise to disclose, anywhere dilutive equity instruments are presented, the potential issuance of such equity awards. Revise future filings to also disclose the specific terms of the instruments when finalized.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff it has revised the disclosure, including on pages 16, 26, 45, 154, 220, 225 and 228 of the Amended Registration Statement, to disclose the potential issuance of such equity awards. The Company will revise future filings to also disclose the specific terms of the instruments when finalized.

Redemption of public shares and Liquidation if No Business Combination, page 231

7. We note your revised disclosure in response to prior comment 27 that you expect that all costs and expenses associated with implementing your plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $25.7 million of proceeds held inside the Trust Account as of June 30, 2023. Please tell us how this disclosure reconciles to the disclosure in your IPO S-1 under the heading “Redemption of public shares and distribution and liquidation if no initial business combination.”

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 232 of the Amended Registration Statement to clarify that all costs and expenses associated with implementing the Company’s plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining outside of the Trust Account. However, if those funds are not sufficient to cover costs and expenses associated with implementing the Company’s plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, the Company may request the trustee to release to the Company an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

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Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2987. Thank you for your attention to this matter.

Very truly yours,

/s/ Andrew Tucker
Andrew Tucker

Via email:

cc:	Suren Ajjarapu, Semper Paratus Acquisition Corporation

William I. Intner

Richard Aftanas

J. Nicholas Hoover

Hogan Lovells US LLP